ICEBREAKER, INC.
Balance Sheet
(Unaudited)

		December 19, 2017
ASSETS		
Cash	$	35,414
Total current assets		35,414
Total assets	$	35,414
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accrued interest payable	$	285
Total current liabilities		285
Long-term debt		43,000
Common stock, par value $0.00001; 2,000,000 shares authorized, 1,224,000 issued and outstanding		12
Retained deficit		(7,883)
Total shareholders' deficit		(7,871)
Total liabilities and shareholders' deficit	$	35,414